UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

QUALTRICS INTERNATIONAL INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Fixed Value Rights and Existing RSUs
(Title of Class of Securities)

747601201
(CUSIP Number of Class of Securities)

Zig Serafin
Chief Executive Officer
Qualtrics International Inc.
333 West River Park Drive
Provo, Utah 84604
385-203-4999
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Blake Tierney General Counsel Qualtrics International Inc. 333 West River Park Drive Provo, Utah 84604 385-203-4999	Bradley C. Weber Erica D. Kassman Goodwin Procter LLP 601 Marshall Street Redwood City, California 94063 650-752-3100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$1,927,269.96	$210.27

* Calculated solely for purposes of determining the filing fee. This number assumes: (i) all eligible Fixed Value Rights and Existing RSUs are properly tendered and not withdrawn in the offer and (ii) the number of Qualtrics RSUs issued is based on an adjustment formula: (a) the exchange ratio used for the conversion of Existing RSUs is 4.2734, a figure based on a fraction, the numerator of which is $128.2018, which was the average of the volume weighted average price of SAP Stock on Xetra for the final five full trading days prior to January 27, 2021, the expiration of the Qualtrics IPO exchange offer, and the denominator of which is $30.00 (the “Qualtrics IPO Stock Price”), which was the initial public offering price of shares of Qualtrics Class A common stock and (b) the exchange quotient used for the conversion of Fixed Value Rights is a fraction, the numerator of which is the cash value of the Fixed Value Right and the denominator of which is the Qualtrics IPO Stock Price. This calculation assumes that Fixed Value Rights and Existing RSUs will be exchanged for Qualtrics RSUs having an aggregate value of $1,927,269.96 as of August 9, 2021. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $109.10 for each $1,000,000 of the aggregate value of this transaction. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Qualtrics International Inc. (“Qualtrics”), a Delaware corporation. This Schedule TO relates to the offer by Qualtrics to Eligible Employees (as defined below) of a one-time opportunity to exchange all (but not less than all) of such employees’ outstanding cash-settled fixed value rights (“Fixed Value Rights”) and all (but not less than all) of such employees’ cash-settled variable rights that are linked to the value of SAP Ordinary Shares and that were granted on or after January 1, 2018 (“Post-2018 Variable Awards”) and cash- settled SAP rights that are linked to the value of SAP Ordinary Shares and that were granted as part of the “Move SAP Plan” or “Grow SAP Plan” (together with the Post-2018 Variable Awards, the “Existing RSUs”) for unvested rights (“Qualtrics RSUs”) to receive shares of Qualtrics’s Class A common stock, par value $0.0001 (“Qualtrics Stock”), as determined on an award-by-award basis, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated August 12, 2021 (the “Offer to Exchange”), the Offering Memorandum contained in the Offer to Exchange (the “Offering Memorandum”) and the related Terms of Election, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

An “Eligible Employee” is an employee of QAL Technologies Pty Ltd (“QAL”), a proprietary limited company organized in Australia and a subsidiary of Qualtrics, on the date hereof who holds Fixed Value Rights and/or Existing RSUs that vest on or after October 1, 2021, who continues to be an employee of QAL or Qualtrics or one of its other subsidiaries on and from the date hereof through the expiration of this Offer and also through the time and date on which the Qualtrics RSUs are granted, and who has not previously been offered the opportunity to exchange outstanding Fixed Value Rights and/or Existing RSUs for Qualtrics RSUs.

The information set forth in the Offer to Exchange, the Offering Memorandum and the Terms of Election is incorporated herein by reference in response to all of the items of this Schedule TO. The Offer is intended to expire on September 10, 2021.

Item 1. Summary Term Sheet.

Reference is made to the information set forth in the Offer to Exchange under the headings “Summary Term Sheet - Overview” and “Summary Term Sheet - Questions and Answers,” which is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The Company is both the filing person and the subject company. Reference is made to the information set forth in the Offering Memorandum under the heading “Information Concerning Qualtrics; Financial Information,” which is incorporated herein by reference.

(b) Securities. Reference is made to the information set forth in the Offer to Exchange under the headings “Summary Term Sheet - Overview” and “Summary Term Sheet - Questions and Answers” and the information set forth in the Offering Memorandum under the headings “Eligible Employees; Fixed Value Rights and/or Existing RSUs; Number of Qualtrics RSUs to be Issued in Exchange; Expiration Date; Fractional Shares; 2021 Qualtrics Employee Omnibus Equity Plan,” “Delivery of Qualtrics RSUs” and “Price Range of Our Class A Common Stock and SAP Ordinary Shares,” which is incorporated herein by reference.

(c) Trading Market and Price. Reference is made to the information set forth in the Offering Memorandum under the heading “Price Range of Our Class A Common Stock and SAP Ordinary Shares,” which is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The Company is both the filing person and the subject company. Reference is made to the information set forth in the Offering Memorandum under the heading “Information Concerning Qualtrics; Financial Information,” which is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. Reference is made to the information set forth in the Offer to Exchange under the headings “Summary Term Sheet - Overview” and “Summary Term Sheet - Questions and Answers” and the information set forth in the Offering Memorandum under the headings “Eligible Employees; Fixed Value Rights and/or Existing RSUs; Number of Qualtrics RSUs to be Issued in Exchange; Expiration Date; Fractional Shares; 2021 Qualtrics Employee Omnibus Equity Plan,” “Proper Tender of Fixed Value Rights and/or Existing RSUs,” “Withdrawal Rights,” “Delivery of Qualtrics RSUs,” “Conditions to Completion of the Offer,” “Information Concerning Qualtrics; Financial Information,” “Accounting Treatment,” “Legal Matters; Regulatory Approvals,” “Material Non-U.S. Tax Consequences” and “Extension; Termination; Amendment,” which is incorporated herein by reference.

(b) Purchases. Not Applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. Reference is made to the information set forth in the Offering Memorandum under the heading “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities,” which is incorporated herein by reference. The document incorporated herein by reference as Exhibit (d)(1) also contains information regarding agreements relating to securities of the Company.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. Reference is made to the information set forth in the Offering Memorandum under the heading “Purpose of the Offer; Additional Considerations” which is incorporated herein by reference.

(b) Use of Securities Acquired. Reference is made to the information set forth in the Offering Memorandum under the heading “Delivery of Qualtrics RSUs,” which is incorporated herein by reference.

(c) Plans. Reference is made to the information set forth in the Offering Memorandum under the heading “Purpose of the Offer; Additional Considerations,” which is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. Reference is made to the information set forth in the Offering Memorandum under the heading “Eligible Employees; Fixed Value Rights and/or Existing RSUs; Number of Qualtrics RSUs to be Issued in Exchange; Expiration Date; Fractional Shares; 2021 Qualtrics Employee Omnibus Equity Plan,” which is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities ownership. Reference is made to the information set forth in the Offering Memorandum under the heading “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities,” which is incorporated herein by reference.

(b) Securities transactions. Not applicable.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10. Financial Statements.

(a) Financial Information. Reference is made to the information set forth in the Offering Memorandum under the headings “Information Concerning Qualtrics; Financial Information”, including Schedule B, and “Additional Information,” which is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. Reference is made to the information set forth in the Offering Memorandum under the heading “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities,” which is incorporated herein by reference.

To Qualtrics’s knowledge, there are currently no material pending legal proceedings relating to this Offer.

Qualtrics is not aware of any license or regulatory permit that appears to be material to Qualtrics’s business that might be adversely affected by the exchange as contemplated by the Offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Qualtrics RSUs as contemplated herein. Should any such approval or other action be required, Qualtrics presently contemplates that it will seek such approval or take such other action. Qualtrics is unable to predict whether it may determine that it is required to delay the acceptance of Fixed Value Rights or Qualtrics RSUs for exchange pending the outcome of any such matter. Qualtrics cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to Qualtrics’s business.

(c) Other Material Information. Not applicable.

Item 12.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Fixed Value Rights and/or Existing RSUs for Qualtrics RSUs, dated August 12, 2021

(a)(1)(B)	Terms of Election

(a)(1)(C)	Screenshots of Exchange Offer Website

(a)(1)(D)	Form of Announcement Email to Eligible Employees

(a)(1)(E)	Form of Reminder Email to Eligible Employees Regarding the Expiration of the Exchange Offer

(a)(1)(F)	Form of Email to Eligible Employees Confirming Acceptance of Fixed Value Rights and/or Existing RSUs

(b)	Not applicable

(d)(1)	2021 Qualtrics International Inc. Employee Omnibus Equity Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.13 to the Company’s Form 10-K filed March 9, 2021).

(g)	Not applicable

(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2021	QUALTRICS INTERNATIONAL INC.

	By:	/s/ Blake Tierney
Name: Blake Tierney Title: General Counsel